Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of NuScale Power Corporation for the registration of Class A Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants, and Units and to the incorporation by reference therein of our report dated March 3, 2025, with respect to the consolidated financial statements of NuScale Power Corporation, and the effectiveness of internal control over financial reporting of NuScale Power Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, TX

August 11, 2025